June 29, 2009
CONFIDENTIAL
Mr. John P. Nolan
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Re:	Dollar Financial Corporation Form 10K for the Fiscal Year Ended June 30, 2008 Forms 10Q for the Quarterly Periods Ended September 30, 2008 and December 31, 2008 File No. 000-50866
Dear Mr. Nolan:
     On behalf of Dollar Financial Corp., a Delaware corporation, and in connection with its Annual Report on Form 10-K for Fiscal Year Ending June 30, 2008, filed with the Securities and Exchange Commission on August 29, 2008, and its Forms 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008, filed on November 10, 2008 and February 9, 2009, respectively, we hereby respond to the comment letter of the Securities and Exchange Commission dated June 18, 2009. In our letter we refer to Dollar Financial Corp., the registrant, as the “Company”, and to the Staff of the Securities and Exchange Commission as the “Staff”. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s letter.
Form 10K for the Fiscal Year Ended June 30, 2008:
Consolidated Financial Statements
Note 2 — Significant Accounting Policies
Goodwill and Other Intangibles, page 38
1.	We note your responses to comment five of our letter dated April 15, 2009. Please tell us the following additional information regarding the valuation of your reacquired franchise rights intangible asset:
•	1436 Lancaster Avenue

•	Berwyn, PA 19312

•	610/296-3400 Phone

•	610/296-7844 Fax

Mr. John P. Nolan
Securities and Exchange Commission
June 29, 2009

•	Whether you considered any alternative income approach valuation methods, such as a multi-period excess earnings method or a Greenfield approach, and if not, why not?;
     For the purpose of placing a value on the reacquired franchise rights, the Company utilized a “royalty income” approach methodology. Given that the Company had reliable data related to the past revenues and related royalty income streams from each of the reacquired franchise locations, we believed that approach provided the most accurate valuation for the reacquired franchise right intangible asset. Since the Company’s business model is almost solely tied to services and requires very little in the way of physical assets or invested capital, some of the other valuation approaches, including the multi-period excess earnings method or a Greenfield approach, and their related inputs would not produce a more accurate valuation of the reacquired franchise rights of the franchise locations because the inputs that would be necessary in the other valuation approaches would be more subjective than the use of historical and projected revenues and related royalty income streams.
•	It appears that the discount rate used to determine the fair value of the reacquired franchise rights was more of an overall business discount rate, rather than a discount rate developed solely for this intangible asset. If so, please tell us how you determined that this discount rate was appropriate given, in general, the higher risk nature of the intangible assets relative to certain other tangible assets which tend to bring the overall business discount rate to a lower level.
     The Company operates a service-oriented business with minimal amounts of physical capital. In relation to the Company’s acquisition of the franchise locations, there were minimal amounts of other asset categories (i.e. “tangible assets”) and therefore, the primary asset related to the acquisitions was the reacquired franchise rights. The purchase price allocation of the Canadian Acquisition of 82 Franchise locations resulted in 10.5% being allocated to a combination of cash/loan portfolio/fixed assets, 33.7% to the reacquired franchise rights and the remaining 55.8% to goodwill. Given that approximately 90% of the related purchase price was allocated to “intangible assets”, and the fact that the value of this asset is based on the expected future overall operations of the franchisees reacquired, the Company believes that the most appropriate discount rate to be used in the valuation of the reacquired franchise rights would be consistent with an overall business discount rate.
•	Whether the cash flows incorporated into your valuation methodology includes upfront franchise fees; and
     The Company did not include any upfront (or prospective) franchise fees in its valuation methodology utilized to value reacquired franchise rights. As part of this response, we calculated the incremental value of the anticipated upfront franchise fees and determined the value to be $3.5 million based on the inputs used at the time of acquisition. We believe that the effect to our initial purchase price allocation is not material, as had we included the upfront and expected ongoing franchise fee in our calculation would be to decrease goodwill and

Mr. John P. Nolan
Securities and Exchange Commission
June 29, 2009

increase our reacquired franchise fee intangible which, like goodwill, is an indefinite lived asset subject to annual impairment evaluation.
•	The average profit margin for a Canadian store location pre- and post-royalties.
     Based upon the historical data included in the Company’s Form 8-K/A filed on January 16, 2007, the average profit margin for the 82 stores acquired in the Canadian Acquisition was approximately 17% — inclusive of the royalty fees that were being paid by the franchisee’s to the Company. If the royalty fees are excluded, the profit margins were approximately 25%. Since the Company’s acquisition of these 82 stores, the average profit rates for the last two impairment tests for the twelve months ended December 31, 2007 and December 31, 2008 were 53% and 54%, respectively. The profit margins under the Company’s ownership do not include any royalty fee charges and reflect the Company’s full ownership and control.
     In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ William M. Athas
William M. Athas
Senior Vice President, Finance